SCHEDULE 13G

CUSIP No. 390320109Page 1 of 6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. )*

Great Elm Capital Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

390320109

(CUSIP Number)

November 3, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)
*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

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1	Names of reporting persons Great Elm Capital Group, Inc.
2	Check the appropriate box if a member of a group (a) ☐(b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 1,298,361
	6	Shared voting power 668,306
	7	Sole dispositive power 1,298,361
	8	Shared dispositive power 668,306
9	Aggregate amount beneficially owned by each reporting person 1,966,667 (See Item 4 below)
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 18.5%
12	Type of reporting person CO

SCHEDULE 13G

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1	Names of reporting persons Great Elm DME Holdings, Inc.
2	Check the appropriate box if a member of a group (a) ☐(b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 668,306
	7	Sole dispositive power 0
	8	Shared dispositive power 668,306
9	Aggregate amount beneficially owned by each reporting person 668,306 (See Item 4 below)
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 6.27%
12	Type of reporting person CO

Explanatory Note: On September 7, 2018, Great Elm Capital Group, Inc. (“GEC”) transferred 668,306 shares of the Issuer’s common stock to Great Elm DME Holdings, Inc., a wholly-owned subsidiary of GEC.

SCHEDULE 13G

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Item 1(a).Name of Issuer:	Great Elm Capital Corp.
Item 1(b).Address of Issuer’s Principal Executive Offices:	800 South Street, Suite 230 Waltham, Massachusetts 02453
Item 2(a).Name of Person Filing:	Great Elm Capital Group, Inc., parent company of Great Elm DME Holdings, Inc. Great Elm DME Holdings, Inc., wholly-owned subsidiary of Great Elm Capital Group, Inc.
Item 2(b).Address or Principal Business Office or, if none, Residence:	800 South Street, Suite 230 Waltham, Massachusetts 02453
Item 2(c).Citizenship:	Delaware
Item 2(d).Title of Class of Securities:	Common Stock, par value $0.01 per share
Item 2(e).CUSIP Number:	390320109
Item 3.If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
(b)☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)
(c)☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
(d)☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e)☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)
(f)☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)
(g)☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)
(h)☐ Savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)☐ Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)☐ Non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J)
(k)☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Item 4.Ownership: Great Elm Capital Group, Inc.
(a)Amount Beneficially Owned:	1,966,667
(b)Percent of Class:	18.5%
(c)Number of shares as to which such person has:
(i)sole power to vote or to direct the vote	1,298,361
(ii)shared power to vote or to direct the vote	668,306
(iii)sole power to dispose or to direct the disposition of	1,298,361
(iv)shared power to dispose or to direct the disposition of	668,306
Great Elm DME Holdings, Inc.
(a)Amount Beneficially Owned:	668,306
(b)Percent of Class:	6.27%

SCHEDULE 13G

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(c)Number of shares as to which such person has:
(i)sole power to vote or to direct the vote	0
(ii)shared power to vote or to direct the vote	668,306
(iii)sole power to dispose or to direct the disposition of	0
(iv)shared power to dispose or to direct the disposition of	668,306

On September 7, 2018, GEC transferred 668,306 shares of the Issuer’s common stock to Great Elm DME Holdings, Inc., a wholly-owned subsidiary of GEC.
Item 5.Ownership of Five Percent or Less of a Class:	Not Applicable.
Item 6.Ownership of More than Five Percent on Behalf of Another Person:	Not Applicable.
Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:	See Exhibit A.
Item 8.Identification and Classification of Members of the Group:	Not Applicable.
Item 9.Notice of Dissolution of Group:	Not Applicable.
Item 10.Certifications:	Not Applicable.

Exhibits

99.1	Exhibit A
99.2	Joint Filing Agreement

SCHEDULE 13G

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 11, 2018
Date

Great Elm Capital Group, Inc.

By: /s/ John J. Woods
Name: John J. Woods
Title: Chief Financial Officer

Great Elm DME Holdings, Inc.

By: /s/ Adam M. Kleinman
Name: Adam M. Kleinman
Title: Secretary